Exhibit 3.6

                    1990 AMENDMENT TO THE CODE OF REGULATIONS
                             AMERICAN BANCORPORATION


         At a meeting of the shareholders on January 31, 1990, duly called for the purpose of adopting this Amendment, at which meeting a quorum of shareholders was present in person or by proxy, and by the affirmative vote of the holders of shares entitling them to exercise 33 1/3% of the voting power of the Corporation, the following resolution to amend the Code of Regulations was adopted:

         BE IT RESOLVED, that the Code of Regulations of American Bancorporation be and the same are hereby amended so that Article II, Section 7 thereof shall henceforth read as follows:

          "Article II Section 7: The shareholders present in person or by proxy at any meeting for the election of directors shall represent at least one third of the outstanding shares of the Company. To constitute a quorum at any meeting of shareholders for any other purpose, there shall be present in person or by proxy, the holders of shares entitling them to exercise a majority of the voting power. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which such a quorum shall be present or represented, any business may be transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum."